

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Brett White
Chief Executive Officer
CB Richard Ellis Group, Inc.
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, California

> **Re: CB Richard Ellis Group, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/01/2010**
> **File No. 001-32205**

Dear Mr. White:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in response to comment six in our letter dated May 3, 2010 you have filed the schedules to your Second Amended and Restated Credit Agreement as Exhibit 10.1 to your Quarterly Report for the quarterly period ended June 30, 2010 and requested confidential treatment for information included in those schedules. We will respond to your request for confidential treatment by separate letter. Please note that we will not be in a position to clear our review of your annual report for the fiscal year ended December 31, 2009 until we have cleared comments, if any, on your confidential treatment request.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 19, 2010

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis</u>

<u>Our 2009 Compensation Program, page 24</u>

<u>Elements of our compensation program, page 26</u>

2.   We have considered your response to comment three in our prior letter dated July 1, 2010 and reissue that comment in part. Please briefly tell us why the committee determined that each executive achieved their strategic measures at the level you indicated in your response. For example, you indicate that Mr. White achieved a total of 96% of his strategic measures. Please briefly discuss why the committee concluded that he achieved 96%. Please confirm you will provide similar disclosure in future filings.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel